UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/11 (MM/DD/YY) AND ENDING 01/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RANCE KING SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. BROADWAY
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803-0104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM RANCE KING, JR. 562/240-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


12060852

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/3

OATH OR AFFIRMATION

I, WILLIAM RANCE KING, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RANCE KING SECURITIES CORPORATION, as of JANUARY 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature
WILLIAM RANCE KING, JR.

PRESIDENT
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On Mar. 16, 2012 before me, Tanja M Pierce (Here Insert Name and Title of the Officer),
personally appeared William Rance King, Jr (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


TANJA M. PIERCE
Commission # 1807157
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2012

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______


RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______


RIGHT THUMBPRINT OF SIGNER
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CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the statement of financial condition of Rance King Securities Corporation as of January 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Long Beach, California
March 5, 2012

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2012

ASSETS

Cash in bank	$	205,879
Prepaid expenses		2,362
Long-term investments		83,200
Property and equipment, net		-
Total assets	$	291,441

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-
Stockholder's equity:		
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding		10,000
Additional paid-in capital		28,911
Retained earnings		252,530
Total stockholder's equity		291,441
Total liabilities and stockholder's equity	$	291,441

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED JANUARY 31, 2012

Revenues:	
Marketing and due diligence	$ 152,049
Commissions	354,782
Interest	524
Miscellaneous income	153,100
Total revenues	660,455
Expenses:	
Commissions	426,092
Marketing and due diligence	25,108
Occupancy	27,531
Professional fees	25,028
Licenses, fees, and regulatory assessments	5,195
Salaries	24,025
Communications	1,429
Utilities	1,912
Other	80,343
Total expenses	616,663
Income before income taxes	43,792
Income taxes	7,168
Net income	$ 36,624

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	10,000	28,911	215,906	254,817
Net income	-	-	36,624	36,624
Balance, end of year	$ 10,000	28,911	252,530	291,441

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2012

Cash flows from operating activities:	
Net income	$ 36,624
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	63,100
Prepaid expenses	2,818
Increase (decrease) in:	
Other payable	(70,255)
Net cash flows provided by operating activities	32,287
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash	32,287
Cash, beginning of year	173,592
Cash, end of year	$ 205,879

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 4,350

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2012

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2012.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for both financial reporting and income tax purposes. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has elected to capitalize all property and equipment expenditures greater than $1,000.

Fair Value Measurements

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. FASB ASC defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of input are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3- Valuations based on inputs that unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS, CONTINUED

JANUARY 31, 2012

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT A BANK

On November 9, 2010, the Federal Deposit Insurance Corporation (FDIC) issued a Final Rule that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The Company maintains its cash operating account at an FDIC-insured financial institution.

(3) LONG-TERM INVESTMENTS

The Company's long-term investments consist of the following:

		Value
Artwork	$	33,200
Common Stock - privately held company		50,000
	$	83,200

The artwork is valued using Level 3 valuations in the hierarchy established by FASB ASC as the artwork has very limited market and would sell for essentially its cost. The shares of common stock are valued using Level 2 valuations as the shares purchased are for a privately held company. The estimated fair value of $50,000 approximates cost. Both artwork and shares of common stock are non-recurring.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$	4,429
Office furniture		541
		4,970
Less accumulated depreciation		(4,970)
Net property and equipment	$	-

(4) PROPERTY AND EQUIPMENT, continued

There was no depreciation expense for the year ended January 31, 2012.

(5) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 6,368	$ 800	$ 7,168
Deferred	-	-	-
	$ 6,368	$ 800	$ 7,168

As required by the Income Taxes Topic of FASB ASC, the Company is required to account for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2012.

(6) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. (RKP) which is an affiliate of the Company. The Company agreed to lease and/or utilize certain facilities, equipment, personnel, and third party services from RKP. On November 17, 2011, the agreement was amended and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one year periods. During the term, the Company is legally obligated to RKP for certain costs based on the Company's pro rata share of these costs, which include rental of facility, utilities, office expenses, accounting and tax services, and personnel, which totaled $41,100 for the year ended January 31, 2012.

The Company earned commissions totaling $354,782 from the sale of interests of certain limited liability companies (LLC's) for the year ended January 31, 2012. One of the managing members of the LLC's is a 100% owner of the Company and its affiliate, RKP.

RKP, a managing member of RK Opportunity Fund, entered into a service agreement with the Company wherein the Company is to perform certain marketing services on behalf of RK Opportunity Fund. The agreement was amended effective December 1, 2010 and shall automatically renew for successive six-month periods unless canceled in writing one month prior to end of the contract. Total payments received for the year amounted to $143,100 which is included in "Miscellaneous income" in the Statement of Income.

(7) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2012, the net capital ratio was 0.00 and the net capital was $205,879 which exceeded the required minimum capital by $200,879.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was March 5, 2012. No transactions or events were found that were material enough to require recognition in the financial statements.

RANCE KING SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2012

Total stockholder's equity		$ 291,441
Less non-allowable assets:		
Prepaid expenses	(2,362)	
Other assets	(83,200)	
		(85,562)
Net capital		205,879

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 200,879

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

RANCE KING SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2012

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2012

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Rance King Securities Corporation
Long Beach, California

In planning and performing our audit of the financial statements of Rance King Securities Corporation (the Company), as of and for the year ended January 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
March 5, 2012

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

The Board of Directors
Rance King Securities Corporation
Long Beach, CA 90803

Dear Board Members:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2012, which were agreed to by Rance King Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rance King Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rance King Securities Corporation's management is responsible for the Rance King Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended January 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended January 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.


Goodrich Baron Goodyear LLP

Long Beach, California
March 5, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 1/31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-031539 FINRA JAN 10/24/1984
RANCE KING SECURITIES CORPORATION
3737 E BROADWAY
LONG BEACH, CA 90803-6104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 164.54
B. Less payment made with SIPC-6 filed (exclude interest)		( )
____ Date Paid		
C. Less prior overpayment applied		(150.00)
D. Assessment balance due or (overpayment)		14.54
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 14.54
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 14.54	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rance King Securities Corp
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15th day of February, 2012.

Director of Administration
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 2/1/, 2011 and ending 1/31, 2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 660,456

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 214,750

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 25,108

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Sec Reg D - Unregistered Securities 354,782

(Deductions in excess of $100,000 require documentation)

Exhibit C Attachment of Private Placement Memorandum

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 594,640

2d. SIPC Net Operating Revenues $ 65,816

2e. General Assessment @ .0025 $ 164.54

(to page 1, line 2.A.)

EXHIBIT "C"

PURCHASER REPRESENTATIVE'S QUESTIONNAIRE

THIS IS FOR USE BY PURCHASER REPRESENTATIVE ADVISING POTENTIAL INVESTORS ON THE RISKS AND SUITABILITY OF THIS INVESTMENT. IT IS NOT FOR USE BY REGISTERED REPRESENTATIVES.

RK OPPORTUNITY FUND II, LLC
3737 E. Broadway
Long Beach, CA 90803

Gentlemen:

The information contained herein is being furnished to you in order for you to determine whether a sale of Shares (the "Shares") of RK OPPORTUNITY FUND II, LLC (the "Company") may be made to the following prospective Investor(s):

____

in light of the requirements of Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and/or Regulation D, Rule 506 promulgated thereunder, and similar sections of the securities laws of various states, the undersigned understands that (a) you will rely upon the information contained herein for purposes of such determination; (b) the Shares will not be registered or qualified under the Act in reliance upon the exemption from registration afforded by Section 4(2) of the Act and/or Regulation D; (c) the Shares will not be registered and/or qualified under state securities laws unless an exemption from registration or qualification does not exist in a state where the Shares will be sold, and this Questionnaire is not an offer to sell the Shares or any other securities to the undersigned Purchaser Representative.

I note you have provided to the above-named Investor a Private Placement Memorandum dated May 15, 2011 in connection with the offering of the Shares. It should be noted by you that nothing herein shall be construed as a representation by me that I have attempted to verify the information set forth in the Private Placement Memorandum;

RATHER, TO THE CONTRARY, THE SCOPE OF MY ENGAGEMENT BY, AND MY DISCUSSION WITH, THE ABOVE-NAMED INVESTOR HAVE BEEN LIMITED TO A DETERMINATION OF THE SUITABILITY OF AN INVESTMENT IN THE SHARES BY THE ABOVE-NAMED INVESTOR IN LIGHT OF SUCH INVESTOR'S PRESENT INVESTMENT CIRCUMSTANCES AS SUCH CIRCUMSTANCES HAVE BEEN PRESENTED TO ME. FOR THIS PURPOSE I HAVE ASSUMED BUT DO NOT IN ANY WAY REPRESENT OR WARRANT, EITHER TO YOU OR TO THE ABOVE-NAMED INVESTOR THAT THE INFORMATION SET FORTH IN THE PRIVATE PLACEMENT MEMORANDUM IS ACCURATE AND COMPLETE IN ALL MATERIAL RESPECTS. EACH AND EVERY STATEMENT MADE BY ME IN THE FOLLOWING PARAGRAPHS IS QUALIFIED BY REFERENCE TO THE FOREGOING.

With the above in mind, I herewith furnish you with the following information:

I. I have discussed the Private Placement Memorandum with the above-named Investor with a view to determining whether an investment in the Shares by such Investor's financial circumstances, as such circumstances have been disclosed to me by such Investor.

II. The undersigned is not an Affiliate or a director, officer, or other employee of the Managing Members except as follows. (State "No Exceptions" or set forth exceptions and give details.)